NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

U.S. Securities and Exchange Commission

Washington, DC 20549

NAME OF REGISTRANT: The Boeing Company

NAME OF PERSON RELYING ON EXEMPTION: John Chevedden

ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. Box 2673, Redondo Beach, CA 90278

PROPOSAL: Item 5 – Civil Rights Audit

Pursuant to Rule 14a-6(g) of the Securities Exchange Act of 1934, this communication is being sent to shareholders in support of the resolution described below to be voted upon at the 2025 Annual Meeting of The Boeing Company.

John Chevedden does not beneficially own more than $5 million in Boeing stock; this notice is therefore being provided on a voluntary basis.

Vote FOR Civil Rights Audit (Item 5)

Shareholder John Chevedden urges shareholders of The Boeing Company (“Boeing”) to vote FOR Item 5 on the proxy, Shareholder Proposal for a Civil Rights Audit.

A civil rights audit is conducted by an independent expert and objectively analyzes the bias and discrimination risks of a company’s policies and practices. This independent assessment is critically needed in light of Boeing's recent decision to dismantle its Diversity, Equity, and Inclusion (DEI) department, which raises significant concerns about material legal and business risks, as well as the company's commitment to fostering a diverse, equitable, and inclusive workplace.

A number of public companies have successfully conducted civil rights audits in recent years, including Airbnb, Amazon, Apple, BlackRock, Meta Platforms, Inc., Starbucks, and State Street Advisors.

BOEING'S ABRUPT SHIFT AWAY FROM DEI CREATES MATERIAL RISKS

On November 1, 2024, Boeing suddenly announced the elimination of its DEI department without providing a clear explanation of how it would continue to meet legal requirements and its stated DEI commitments. While the Board of Directors' opposition statement acknowledges a commitment to a diverse, equitable, and inclusive workforce, the company has not articulated a concrete plan for maintaining these values without adequate personnel, processes, resources, and systems.

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BOEING'S "MERIT-BASED" APPROACH REQUIRES SCRUTINY

Boeing's new emphasis on a "merit-based" workplace, while laudable in principle, raises serious concerns. Indeed, research shows that without deliberate processes to counter bias, including implicit bias, "merit-based" systems often perpetuate existing inequities.1 The company has failed to explain how it will ensure that its new approach will not inadvertently disadvantage qualified candidates from underrepresented groups.

BOEING'S DEFENSE IS INSUFFICIENT

The Board claims that Boeing’s existing policies and disclosures are adequate and that the company has established a new structure: the "Global Talent, Development & Employee Experience organization within Human Resources.” Boeing fails, however, to explain how this new structure and these representations will specifically address:

●	Independent review, verification, and assessment of policies and practices;
●	The systematic and effective identification and elimination of bias and discrimination in hiring and promotion processes;
●	Compliance with state and federal anti-discrimination and equal opportunity laws;
●	Meaningful measurement of effective progress on DEI goals; and
●	Uncertainty about Boeing's commitment to building a diverse, equitable, and inclusive workforce created by the company’s recent changes.

The company’s elimination of dedicated DEI personnel and shift towards a focus on general employee well-being and satisfaction signals the possibility of a significant compliance gap that should concern shareholders.

LEGAL RISKS OF DISMANTLING DEI PROGRAMS

The Multi-State Guidance Concerning Diversity, Equity, Inclusion, and Accessibility Employment Initiatives (the “Guidance”) issued by several State Attorneys General on February 13, 2025 directly addresses companies like Boeing that are eliminating their DEI programs.2 This timely guidance emphasizes several key points relevant to Boeing shareholders:

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1 Castilla, E. J., & Benard, S. (2010), “The Paradox of Meritocracy in Organizations,” Administrative Science Quarterly, 55(4), 543-676, https://doi.org/10.2189/asqu.2010.55.4.543 (Original work published 2010) (The study found that organizations emphasizing meritocracy paradoxically showed greater bias in evaluation and reward decisions).

2 Attorney General of the Commonwealth of Massachusetts, et al., "Multi-State Guidance Concerning Diversity, Equity, Inclusion, and Accessibility Employment Initiatives,” February 13, 2025, https://www.mass.gov/doc/multi-state-guidance-concerning-diversity-equity-inclusion-and-accessibility-employment-initiatives/download.

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●	The Guidance explicitly states that "diversity, equity, inclusion, and accessibility best practices are not illegal.”[3]

●	The Guidance notes that “[e]mployment policies incorporating diversity, equity, inclusion, and accessibility best practices … help to reduce litigation risk by affirmatively protecting against discriminatory conduct that violates the law.”[4]

●	The Attorneys General warn that “the fact that a company has failed to implement adequate non-discrimination and fair employment policies, procedures, and trainings may be used by our offices or courts to assess culpability and liability for discriminatory conduct.”[5]

Furthermore, the Guidance challenges Boeing's approach, noting that merely having non-discrimination policies in writing is insufficient to demonstrate compliance with anti-discrimination laws. The Guidance strongly urges companies to implement proactive measures to prevent discrimination, not just respond to complaints after they occur.6

Finally, the Guidance emphasizes the importance of “[e]nsuring adequate assessment and integration of diversity, equity, inclusion, and accessibility practices.”7 Among other activities, the Guidance suggests “[m]onitoring the success of policies and practices in attracting and retaining qualified talent, ensuring an inclusive, accessible, and collaborative environment, and meeting other related goals.”8 This timely reminder from several State Attorneys General essentially supports the proposal before shareholders.

THE CIVIL RIGHTS AUDIT STANDARDS PROVIDE A PROVEN FRAMEWORK

The proposed civil rights audit would follow established standards for conducting such audits. The Civil Rights Audit Standards,9 developed by an independent committee of business executives, union and worker group representatives, investors, and civil rights experts, require:

●	An independent auditor with civil rights expertise
●	Meaningful stakeholder engagement
●	Public disclosure of findings and recommendations
●	Actionable, meaningful recommendations

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3 Ibid., p.1.

4 Ibid.

5 Ibid., p. 2.

6 Ibid.

7 Ibid., p. 5.

8 Ibid.

9 Civil Rights Audit Standards, July 2024, https://www.policylink.org/civil-rights-audit-standards.

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Contrary to the company’s assertion that it would be "onerous" and "inefficient," a civil rights audit provides valuable insights that help companies identify blind spots and mitigate legal, reputational, and business risks.10 In fact, a number of companies have completed civil rights audits in recent years, including Airbnb, Amazon, Apple, BlackRock, Meta Platforms, Inc., Starbucks, and State Street Advisors.

CIVIL RIGHTS AUDIT WOULD BENEFIT ALL STAKEHOLDERS

A comprehensive civil rights audit would:

●	Provide shareholders with critical information about risks and opportunities
●	Help Boeing identify potential vulnerabilities in its talent management approach
●	Demonstrate Boeing's genuine commitment to diversity and inclusion
●	Offer actionable recommendations to improve policies and practices
●	Help to ensure compliance with state and federal anti-discrimination laws

Consistent with the Guidance, it is reasonable and necessary for shareholders to request independent civil rights audits from companies that have eliminated DEI functions to ensure continued compliance with anti-discrimination laws and to mitigate potential legal, reputational, and financial risks.

CONCLUSION

Boeing's sudden elimination of its DEI department without a clear alternative plan that ensures legal compliance and effective adherence to diversity, equity, and inclusivity goals creates material risks that warrant independent assessment. A civil rights audit also would provide Boeing and its shareholders with valuable insights to understand and navigate these changes effectively.

Vote FOR the Civil Rights Audit proposal.

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10 Laura W. Murphy, The Rationale for and Key Elements of a Business Civil Rights Audits, Oct. 27, 2021, https://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf.

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